UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             Schedule 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 11)

                    California Energy Company, Inc.
                           (Name of Issuer)

Common Stock                                    $0.0675 Par Value
                  (Title of Classes of Securities)

130190-10-1
(CUSIP Number)

                        Kenneth D. Gaskins, Esq.
                          1000 Kiewit Plaza
                       Omaha, Nebraska  68131
                      Tel. No.:  (402) 342-2052
                (Name, Address, and Telephone Number of
                  Person Authorized to Receive Notices
                           and Communications)

                             March 15, 1995
                (Date of Event which Requires Filing of
                             this Statement)





     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-
1(b)(3) or (4), check the following:  [   ]


     Check the following box if a fee is being paid with this
statement:  [   ]

                             SCHEDULE 13D
CUSIP No. 130190-10-1                                     Page   2

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Kiewit Energy Company
          47-0735378

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [  ]
               (b)  [  ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
          AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
               [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                         7     SOLE VOTING POWER
                                 19,940,726
 NUMBER OF
  SHARES
BENEFICIALLY     8     SHARED VOTING POWER
 OWNED BY
  EACH
 REPORTING       9     SOLE DISPOSITIVE POWER
  PERSON                   19,940,726
   WITH
                         10    SHARED DISPOSITIVE POWER



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,940,726

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
               [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.5

14     TYPE OF REPORTING PERSON*
          CO


SEC 1746 (4-94)

                             SCHEDULE 13D
CUSIP No. 130190-10-1                                     Page   3

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Kiewit Energy Group Inc.
          47-0784188


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [  ]
               (b)  [  ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
          AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
               [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                         7     SOLE VOTING POWER
                                 19,940,726
 NUMBER OF
  SHARES
BENEFICIALLY     8     SHARED VOTING POWER
 OWNED BY
  EACH
 REPORTING       9     SOLE DISPOSITIVE POWER
  PERSON                   19,940,726
   WITH
                         10    SHARED DISPOSITIVE POWER



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,940,726

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
               [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.5

14     TYPE OF REPORTING PERSON*
          HC, CO


SEC 1746 (4-94)

                               SCHEDULE 13D
CUSIP No. 130190-10-1                                     Page   4

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Kiewit Diversified Group Inc.
          47-0705284

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [  ]
               (b)  [  ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
          AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
              [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                         7     SOLE VOTING POWER
                                 19,940,726
 NUMBER OF
  SHARES
BENEFICIALLY     8     SHARED VOTING POWER
 OWNED BY
  EACH
 REPORTING       9     SOLE DISPOSITIVE POWER
  PERSON                   19,940,726
   WITH
                         10    SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,940,726

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
               [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.5

14     TYPE OF REPORTING PERSON*
          HC, CO



SEC 1746 (4-94)

                               SCHEDULE 13D
CUSIP No.  130190-10-1                                    Page   5

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Peter Kiewit Sons', Inc.
          47-0210602

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [  ]
               (b)  [  ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
          AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
               [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                         7     SOLE VOTING POWER
                                 19,940,726
 NUMBER OF
  SHARES
BENEFICIALLY     8     SHARED VOTING POWER
 OWNED BY
  EACH
 REPORTING       9     SOLE DISPOSITIVE POWER
  PERSON                   19,940,726
   WITH
                         10    SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,940,726

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
               [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.5

14     TYPE OF REPORTING PERSON*
          HC, CO



SEC 1746 (4-94)

     This is Amendment No. 11 to the Schedule 13D dated March 25, 1991. In compliance with Rule 13d-2(c), the first mandatory EDGAR filing of an amendment to Schedule 13D required a restatement of prior filings, which occurred with the filing of Amendment No. 7 on April 28, 1994. Subsequent amendments were filed on:

                No. 8         August 8, 1994
                No. 9         September 13, 1994
                No. 10        March 9, 1994


     Background.   As reported in the Background section of
Amendment No. 7, Kiewit Energy Company ("KEC") purchased 1,000 shares of the Series C Redeemable Convertible Exchangeable
Preferred Stock ("Preferred Stock") of California Energy Company,
Inc. ("CECI") for $50 million on November 21, 1991.

     Dividends on the Preferred Stock have accumulated at an annual rate of 8.125% and have been paid quarterly. Through March 15, 1995, CECI has paid dividends in kind in the form of an additional 297 shares of Preferred Stock (including a dividend of 25 shares paid on March 15, 1995). CECI would have been required to pay dividends after March 15, 1995 in cash. The Preferred Stock was convertible at any time into Common Stock at a price of $18.375 per share (the "Conversion Price"). At any time after December 15, 1994, the Preferred Stock was exchangeable by CECI for its 9.5% Convertible Subordinated Debentures ("Debentures"), which have conversion and redemption terms similar to those of the Preferred Stock.

     On March 15, 1995, CECI exchanged KEC's Preferred Stock for Debentures with a principal amount of $64,850,000.00. Unlike the Preferred Stock, the Debentures do not carry current voting rights. However, KEC can convert the Debentures into voting Common Stock at any time at an $18.375 per share Conversion Price.


Item 1.   Security and Issuer

          No change.


Item 2.   Identity and Background

          This Amendment No. 11 is filed on behalf of Kiewit Energy Company ("KEC"), a Delaware corporation, and its parents, Kiewit Energy Group Inc. ("KEG"), Kiewit Diversified Group Inc. ("KDG"), and Peter Kiewit Sons', Inc. ("PKS"), all of which are Delaware corporations. On December 15, 1994, KDG contributed its shares of KEC to KEG, a newly formed intermediate holding company.

     The names of the executive officers and directors of KEG, their addresses, citizenship and principal occupations are as follows:
                                                     PRINCIPAL
NAME AND                                             OCCUPATION
OFFICE HELD        BUSINESS ADDRESS   CITIZENSHIP    OR EMPLOYMENT

George Lee Butler  1000 Kiewit Plaza      USA        President, KEG
President and      Omaha, NE 68131
Director

Sanford M. Goodman 1000 Kiewit Plaza      USA        Vice
Vice President     Omaha, NE 68131                   President, KEG

Steven L. George   1000 Kiewit Plaza      USA        Vice
Vice President     Omaha, NE  68131                  President, KEG

Ann C. McCulloch   1000 Kiewit Plaza      USA        Vice President
Vice President and Omaha, NE  68131                  and Treasurer,
Director                                             PKS

Walter Scott, Jr.  1000 Kiewit Plaza      USA        Chairman and
Director           Omaha, NE  68131                  President, PKS

Richard R. Jaros   1000 Kiewit Plaza      USA        Executive Vice
Director           Omaha, NE  68131                  President, PKS

The remaining portions of Item 2 are substantially unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

          No funds were involved in the reported transaction; no other changes.

Item 4.   Purpose of Transaction.

          No change.

Item 5.   Interest in Securities of the Issuer.

          (a)(1) KEC now owns 10,622,312 shares of CECI common stock ("Shares"), $64,850,000 of Debentures (which are currently convertible into 3,529,251 Shares), and options ("Options") to acquire 5,789,163 Shares. Based upon recent information from CECI, 48,536,621 Shares are currently issued and outstanding. Accordingly, KEC (i) directly owns 10,622,312 Shares, or 21.9% of the outstanding Shares and (ii) beneficially owns 19,940,726 Shares, or 34.5% of the Shares (i.e. (a) the number of outstanding shares, increased by (b) an assumed conversion of the Debentures and (c) an assumed exercise of all of the Options).

          (a)(2)--(e)   No change.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          No change.

Item 7.   Material to be Filed as Exhibits

          No change.

Signatures

     After reasonable inquiry, and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 11 to Schedule 13D is true, complete and correct.


                             KIEWIT ENERGY COMPANY


April 6, 1995                By: /s/ Sanford M. Goodman
Date                         Name:  Sanford M. Goodman
                             Title:  Vice President


                             KIEWIT ENERGY GROUP INC.


April 6, 1995                By: /s/ Sanford M. Goodman
 Date                        Name:  Sanford M. Goodman
                             Title:  Vice President


                             KIEWIT DIVERSIFIED GROUP INC.


April 6, 1995                 By: /s/ Robert E. Julian
 Date                         Name:  Robert E. Julian
                              Title:  Executive Vice President



                              PETER KIEWIT SONS', INC.


April 6, 1995                 By: /s/ Robert E. Julian
 Date                         Name:  Robert E. Julian
                              Title:  Executive Vice President